UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
 PUSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 9)*

                        ROYAL OLYMPIC CRUISE LINES, INC.

                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    214 417 7
                                 (CUSIP NUMBER)

                                Hank Gracin, Esq.
                               Lehman & Eilen LLP
                      50 Charles Lindbergh Blvd., Suite 505
                            Uniondale, New York 11553
                                 (516) 222-0888
                       (NAME, ADDRESS, TELEPHONE NUMBER OF
                                PERSON AUTHORIZED
                      TO RECEIVE NOTICES AND COMMUNICATION)

                                December 22, 2003
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(f) or 240.13d(g), check the following box: / /

CUSIP NO. 214 417 7                  13D                      Page 2 of 7 Pages


1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Little Wing, L.P., 13-3778596

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a) / /
         (b) /X/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(D) OR 2(E): / /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

7.       SOLE VOTING POWER:                                     0 shares

8.       SHARED VOTING POWER:                             548,353 shares

9.       SOLE DISPOSITIVE POWER:                                0 shares

10.      SHARED DISPOSITIVE POWER:                        548,353 shares

11.      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON:                  548,353 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES:* / /

13.      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11):                                   3.9%

14.      TYPE OF REPORTING PERSON*:                            PN

CUSIP NO. 214 417 7                   13D                     Page 3 of 7 Pages


1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tradewinds Fund Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a) / /
         (b) /X/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(D) OR 2(E): / /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

7.       SOLE VOTING POWER:                                     0 shares

8.       SHARED VOTING POWER:                             135,377 shares

9.       SOLE DISPOSITIVE POWER:                                0 shares

10.      SHARED DISPOSITIVE POWER:                        135,377 shares

11.      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON:                  135,377 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES:* / /

13.      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11):                                   .97%

14.      TYPE OF REPORTING PERSON*:                           CO

CUSIP NO. 214 417 7                    13D                    Page 4 of 7 Pages


1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quilcap Corp., 13-3780878

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a) / /
         (b) /X/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(D) OR 2(E): / /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

7.       SOLE VOTING POWER:                                      0 shares

8.       SHARED VOTING POWER:                              548,353 shares

9.       SOLE DISPOSITIVE POWER:                                 0 shares

10.      SHARED DISPOSITIVE POWER:                         548,353 shares

11.      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON:                   548,353 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES:* / /

13.      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11):                                     3.9%

14.      TYPE OF REPORTING PERSON*:                             CO

CUSIP NO. 214 417 7                    13D                    Page 5 of 7 Pages


1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quilcap International Corp., 13-3868725

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a) / /
         (b) /X/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(D) OR 2(E): / /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

7.       SOLE VOTING POWER:                                     0 shares

8.       SHARED VOTING POWER:                             135,377 shares

9.       SOLE DISPOSITIVE POWER:                                0 shares

10.      SHARED DISPOSITIVE POWER:                        135,377 shares

11.      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON:                  135,377 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES:* / /

13.      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11):                                   .97%

14.      TYPE OF REPORTING PERSON*:                           CO

CUSIP NO. 214 417 7                  13D                      Page 6 of 7 Pages

               This Schedule 13D/A hereby amends the Schedules 13D, as originally filed with the United States Securities and Exchange Commission (the "Commission"), on September 16, 1999, as amended, relating to the beneficial ownership of the common stock, par value $.01 per share (the "Common Stock") of Royal Olympic Cruise Lines, Inc., a foreign corporation (the "Issuer"), whose principal executive offices are located at 87 Akti Miaouli, 185 83 Piraeus, Greece. Capitalized terms used in this Amendment No. 9 but not otherwise defined herein have the meanings given to such terms in the Schedule 13D.

Item 1.  Security and Issuer

         No amendment.

Item 2.  Identity and Background

         No amendment.

Item 3.  Source and Amount of Funds or Other Consideration.

         No amendment.

Item 4.  Purpose of Transaction

         Item 4 is hereby amended in its entirety to provide as follows:

         Parker Quillen, President of the Reporting Entities, resigned as a member of the Issuer's Board of Directors effective December 22, 2003. Mr. Quillen had been a member of the Issuer's Board of Directors since July 2001.

         The Reporting Entities no longer have plans or proposals that relate to or that would result in any of the actions specified in clauses (b) through (j) of Item 4 of Schedule 13D, or that would otherwise change or influence the control of the Issuer.

Item 5.  Interest in Securities of the Issuer

         Item 5 is hereby amended in its entirety to provide as follows:

         (a) The Reporting Entities ceased to be the beneficial owners of more than 5% of the Common Stock as of December 23, 2003.

         Specifically, as of December 23, 2003: (i)Little Wing, L.P. and Quilcap Corp. beneficially owned 548,353 shares of the Common Stock, constituting approximately 3.9% of the shares outstanding based on the Issuer's Proxy Statement filed with the Commission on November 6, 2003; and (ii)Tradewinds Fund Ltd. and Quilcap International Corp. beneficially owned 135,377 shares of Common Stock constituting approximately .97% of the shares outstanding based on the Issuer's Proxy Statement filed with the Commission on November 6, 2003.

         (b) Little Wing, L.P. has the power to vote and dispose of the Common Shares owned by it, which power may be exercised by Quilcap Corp., the general partner of Little Wing, L.P. Tradewinds Fund Ltd. has the power to vote and dispose of the Common Shares owned by it, which power may be exercised by Quilcap International Corp., the investment manager of Tradewinds Fund Ltd.

         (c) Little Wing, L.P. sold 145,000 shares of the Common Stock on December 23, 2003 on The NASDAQ Stock Market, Inc. at $.31 per share.

CUSIP NO. 214 417 7               13D                         Page 7 of 7 Pages



Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No amendment.

Item 7.  Material to be Filed as Exhibits

         No amendment.




                                   Signatures

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 24, 2003



LITTLE WING, L.P.                            QUILCAP CORP.
By:    Quilcap Corp.,
       General Partner

By:     /s/ Parker Quillen                   By:    /s/ Parker Quillen
-------------------------------------        -----------------------------------
       Parker Quillen, President                    Parker Quillen, President


TRADEWINDS FUND LTD.                         QUILCAP INTERNATIONAL CORP.
By:    Quilcap International Corp.


By:     /s/ Parker Quillen                   By:    /s/ Parker Quillen
-------------------------------------        -----------------------------------
       Parker Quillen, President                    Parker Quillen, President